Exhibit 17

April 1, 2026

Ensysce Biosciences, Inc.

Attention: Dr. Bob Gower and Members of the Board

7946 Ivanhoe Ave.

La Jolla, CA 92037

Dear Ladies and Gentlemen:

I hereby tender my resignation as a member of the board of directors (the “Board”) of Ensysce Biosciences, Inc. (the “Company”) effective immediately.

Please note that my resignation is not as a result of any disagreement between myself and the Company, its management, the Board or any committee of the Board.

Sincerely,

/s/ Curtis Rosebraugh

Curtis Rosebraugh, MD, MPH